UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Notice for Annual General Meeting to be held on May 7, 2020.
2.	Annual Meeting Proxy Cards
3.	Proxy Statement

Item 1

Online

Go to www.envisionreports.com/GPRK or scan the QR code — login details are located in the shaded bar below.

Votes submitted electronically must be received by 11:59 p.m., EST/EDT, on May 6, 2020.

Annual General Meeting Notice

Important Notice Regarding the Availability of Proxy Materials for the GEOPARK LIMITED Annual General Meeting to be Held on 7 MAY 2020

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the Annual General Meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement and annual report to shareholders are available at:

Easy Online Access — View your proxy materials and vote.

Step 1: Go to www.envisionreports.com/GPRK.

Step 2: Click on Cast Your Vote or Request Materials.

Step 3: Follow the instructions on the screen to log in.

Step 4: Make your selections as instructed on each screen for your delivery preferences.

Step 5: Vote your shares.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials - If you want to receive a copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before April 27, 2020 to facilitate timely delivery.

Annual General Meeting Notice

GEOPARK LIMITED’s Annual General Meeting will be held on 7 MAY 2020 at Clarendon House, 2 Church Street, 4th Floor, Hamilton HM 11, Bermuda at 10 A.M. Local Time.

Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations.

The Board of Directors recommends a vote FOR Proposals 1 - 11.

01. To elect Gerald E. O´Shaughnessy as Director of the Company.

02. To elect James F. Park as Director of the Company.

03. To elect Juan Cristobal Pavez as Director of the Company.

04. To elect Carlos A. Gulisano as Director of the Company.

05. To elect Pedro E. Aylwin Chiorrini as Director of the Company.

06. To elect Robert A. Bedingfield as Director of the Company.

07. To elect Jamie B. Coulter as Director of the Company.

08. To elect Constantin Papadimitriou as Director of the Company.

09. To appoint Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) as independent auditors of the Company.

10. To authorize the Audit Committee to fix the remuneration of the Auditors.

11. To inform the audited consolidated financial statements for the fiscal year ended December 31, 2019.

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

Here’s how to order a copy of the proxy materials and select delivery preferences:

Current and future delivery requests can be submitted using the options below.

If you request an email copy, you will receive an email with a link to the current meeting materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials.

—  Internet - Go to www.envisionreports.com/GPRK. Click Cast Your Vote or Request Materials.
—  Phone - Call us free of charge at 1-866-641-4276.

—  Email - Send an email to investorvote@computershare.com with “Proxy Materials GEOPARK LIMITED” in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials.

To facilitate timely delivery, all requests for a paper copy of proxy materials must be received by April 27, 2020.

Item 2

Your vote matters - here’s how to vote! You may vote online or by phone instead of mailing this card.
Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.

Votes submitted electronically must be received by 11:59 p.m., EST/EDT, on May 6, 2020.

Online

Go to www.envisionreports.com/GPRK or scan the QR code — login details are located in the shaded bar below.

Phone

Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money!

Sign up for electronic delivery at www.envisionreports.com/GPRK

2019 Annual Meeting Proxy Card

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proposals — The Board of Directors recommends a vote FOR Proposals 1 - 10.

		For	Against	Abstain
01.	To elect Gerald E. O´Shaughnessy as Director of the Company.	☐	☐	☐
03.	To elect Juan Cristobal Pavez as Director of the Company.	☐	☐	☐
05.	To elect Pedro E. Aylwin Chiorrini as Director of the Company.	☐	☐	☐
07.	To elect Jamie B. Coulter as Director of the Company.	☐	☐	☐
09.	To appoint Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) as independent auditors of the Company.	☐	☐	☐

11.	To inform the audited consolidated financial statements for the fiscal year ended December 31, 2019.

		For	Against	Abstain
02.	To elect James F. Park as Director of the Company.	☐	☐	☐
04.	To elect Carlos A. Gulisano as Director of the Company.	☐	☐	☐
06.	To elect Robert A. Bedingfield as Director of the Company.	☐	☐	☐
08.	To elect Constantin Papadimitriou as Director of the Company.	☐	☐	☐
10.	To authorize the Audit Committee to fix the remuneration of the Auditors.	☐	☐	☐

Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.envisionreports.com/GPRK

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

GEOPARK LIMITED

Notice of 2020 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting — May 7, 2020

MR. JUAN CRISTOBAL PAVEZ and MR. PEDRO E. AYLWIN CHIORRINI, MR. GUY COOPER, MR. EDWARD RAUCE, MS. JACQUELINE KING AND MR. DAVID STUBBS, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of GeoPark Limited to be held on May 7, 2020 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the Board of Directors and FOR items 9 and 10.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

Non-Voting Items

Change of Address — Please print new address below.	Comments — Please print your comments below.

Item 3

ANNUAL GENERAL MEETING

Bermuda, 07 May 2020

GEOPARK LIMITED This document is important and requires your immediate attention

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.

GEOPARK LIMITED

(Registered in Bermuda number EC 33273)

ANNUAL GENERAL MEETING

Please be advised that the Annual General Meeting (“the AGM”) of the Company will be held at 10 a.m. UTC -3 on May 7, 2020 at Clarendon House, 2 Church Street, 4th Floor, Hamilton HM 11, Bermuda.

GEOPARK LIMITED

(Incorporated in Bermuda with registered number EC 33273)

Directors:

Gerald E. O’Shaughnessy (Chairman)

James F. Park

Juan Cristóbal Pavez

Carlos A. Gulisano

Pedro E. Aylwin Chiorrini

Robert A. Bedingfield

Jamie B. Coulter

Constantin Papadimitriou

Registered office:

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

7 May 2020

2    ANNUAL GENERAL MEETING

Annual General Meeting of GeoPark Limited (“the Company”)

Dear Shareholder:

Please be advised that the Annual General Meeting (“the AGM”) of the Company will be held at 10 a.m. UTC -3 on May 7, 2020 at Clarendon House, 2 Church Street, 4th Floor, Hamilton HM 11, Bermuda.

Ordinary Business

Election of Directors (Resolutions 1 to 8)

1.	Gerald Eugene O’Shaughnessy who was elected to the Board at the 2019 AGM of the Company to serve until the 2020 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Executive Director to serve until the next AGM.

2.	James Franklin Park who was elected to the Board at the 2019 AGM of the Company to serve until the 2020 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Executive Director to serve until the next AGM.

3.	Juan Cristóbal Pavez, who was elected to the Board at the 2019 AGM of the Company to serve until the 2020 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director to serve until the next AGM.

4.	Carlos Alberto Gulisano, who was elected to the Board at the 2019 AGM of the Company to serve until the 2020 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director to serve until the next AGM.

5.	Pedro Enrique Aylwin Chiorrini, who was elected to the Board at the 2019 AGM of the Company to serve until the 2020 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for election as Executive Director to serve until the next AGM.

6.	Robert Bedingfield, who was elected to the Board at the 2019 AGM of the Company to serve until the 2020 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director to serve until the next AGM.

7.	Jamie Bennett Coulter, who was elected to the Board at the 2019 AGM of the Company to serve until the 2020 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director to serve until the next AGM.

8.	Constantin Papadimitriou, who was elected to the Board at the 2019 AGM of the Company to serve until the 2020 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non- Executive Director to serve until the next AGM.

All retiring Directors are entitled, in accordance with the Company’s Bye-Laws, to offer themselves for re-election and they have all indicated their willingness to be re-elected. Accordingly, Resolutions 1 to 8 propose the election of all the retiring Directors.

Please see below brief biographical details of each Director standing for election pursuant to Resolutions 1 to 81. Your Board of Directors values the individual contributions of each of the Directors referred to above and is keen to retain their services. Accordingly, your Board recommends that you vote in favour of each of the Resolutions 1 to 8 re-electing each of the Directors.

1 Director´s share ownership is as of March 10, 2020

ANNUAL GENERAL MEETING    3

Gerald E. O’Shaughnessy

Age: 71

Wichita, Kansas,

USA

Director Since:

May 2002

Gerald E. O’Shaughnessy has been our Chairman and a member of our board of directors since he co-founded the company in 2002. Following his graduation from the University of Notre Dame with degrees in government (1970) and law (1973), Mr. O’Shaughnessy was engaged in the practice of law in Minnesota. Mr. O’Shaughnessy has been active in the oil and gas business over his entire business career, starting in 1976 with Lario Oil and Gas Company, where he served as Senior Vice President and General Counsel. He later formed The Globe Resources Group, a private venture firm whose subsidiaries provided seismic acquisition and processing, well rehabilitation services, sophisticated logistical operations and submersible pump works for Lukoil and other companies active in Russia during the 1990s. Mr. O’Shaughnessy is also founder and owner of BOE Midstream, LLC, which owns and operates the Bakken Oil Express, a crude by rail transloading and storage terminal in North Dakota, serving oil producers and marketing companies in the Bakken Shale Oil play. Over the past 25 years, Mr. O’Shaughnessy has also founded and operated companies engaged in banking, wealth management products and services, investment desktop software, computer and network security, and green clean technology, as well as other venture investments. Mr. O’Shaughnessy currently serves as executive manager and/or director of The Globe Resources Group of companies and their subsidiaries, including GeoWealth, LLC, and has also served on a number of non-profit boards of directors, including the Board of Economic Advisors to the Governor of Kansas, the I.A. O’Shaughnessy Family Foundation, the Wichita Collegiate School, the Institute for Humane Studies, The East West Institute and The Bill of Rights Institute, the Timothy P. O’Shaughnessy Foundation and is a member of the Intercontinental Chapter of Young Presidents Organization and World Presidents’ Organization.

Committee Memberships

Nomination Committee - Member

Technical Commitee - Member

Shares and Share Equivalents Held

Common Shares                         7,336,927

James F. Park

Age: 64

Buenos Aires,

Argentina

Director Since:

May 2002

James F. Park has served as our Chief Executive Officer and as a member of our board of directors since co-founding the Company in 2002. He has more than 40 years of experience in all phases of the upstream oil and gas business, with a strong background in the acquisition, implementation and management of international projects and teams in North America, South America, Asia, Europe and the Middle East. He received a Bachelor of Science degree in geophysics from the University of California at Berkeley and previously worked as a research scientist in earthquake and tectonic at the University of Texas. In 1978, Mr. Park helped pioneer the development of commercial oil and gas production in Central America with Basic Resources, an oil and gas exploration company, in Guatemala. He remained a member of the board of directors of Basic Resources International Limited until the company was sold in 1997. Mr. Park is also a member of the board of directors of Energy Holdings and Montreaux LLC and has also been involved in oil and gas projects in North America, South America, Europe, Middle East and Asia. Mr. Park is a member of the AAPG and SPE and has lived in Latin America since 2002.

Committee Memberships

Nomination Committee - Member

Technical Committee - Member

Disclosure Committee - Member

Shares and Share Equivalents Held

Common Shares                        8,278,251

4    ANNUAL GENERAL MEETING

Juan Cristóbal Pavez

Age: 49

Santiago de Chile,

Chile

Director Since:

August 2008

Juan Cristóbal Pavez has been a member of our board of directors since August 2008. He holds a degree in commercial engineering from the Pontifical Catholic University of Chile and an MBA from the Massachusetts Institute of Technology. He has worked as a research analyst at Grupo CB and later as a portfolio analyst at Moneda Asset Management. In 1998, he joined Santana, an investment company, as Chief Executive Officer, where he focused mainly on investments in capital markets and real estate. While at Santana, he was appointed Chief Executive Officer of Laboratorios Andrómaco, one of Santana’s main assets. In 1999, Mr. Pavez co-founded Eventures, an internet company. Since 2001, he has served as Chief Executive Officer at Centinela, a company with a diversified global portfolio of investments. Mr. Pavez is also a board member of Grupo Security and Vida Security. Over the last few years he has been a board member of several companies, including Quintec, Enaex, CTI and Frimetal.

Committee Memberships

Compensation Committee - Chairman

Audit Committee - Member

Shares and Share Equivalents Held

Common Shares                  2,976,225

Carlos A. Gulisano

Age: 69

Buenos Aires,

Argentina

Director Since:

July 2010

Carlos Gulisano has been a member of our board of directors since June 2010. Dr. Gulisano holds a bachelor’s degree in geology, a post-graduate degree in petroleum engineering and a PhD in geology from the University of Buenos Aires and has authored or co-authored over 40 technical papers. He is a former adjunct professor at the Universidad del Sur, a former thesis director at the University of La Plata, and a former scholarship director at CONICET, the national technology research council, in Argentina. Dr. Gulisano is a respected leader in the fields of petroleum geology and geophysics in South America and has over 40 years of successful exploration, development and management experience in the oil and gas industry. In addition to serving as an advisor to GeoPark since 2002 and as Managing Director from February 2008 until June 2010, Dr. Gulisano has worked for YPF, Petrolera Argentina San Jorge S.A. and Chevron San Jorge S.A. and has led teams credited with significant oil and gas discoveries, including those in the Trapial field in Argentina. He has worked in Argentina, Bolivia, Peru, Ecuador, Colombia, Venezuela, Brazil, Chile and the United States. Mr. Gulisano is also an independent consultant on oil and gas exploration and production.

Committee Memberships

Technical Committee - Chairman

Shares and Share Equivalents Held

Common Shares                      219,694

ANNUAL GENERAL MEETING    5

Pedro E. Aylwin Chiorrini

Age: 60

Santiago de Chile,

Chile

Director Since:

July 2013

Pedro E. Aylwin Chiorrini has served as a member of our board of directors since July 2013 and as our Director of Legal and Governance since April 2011. From 2003 to 2006, Mr. Aylwin worked for us as an advisor on governance and legal matters. Mr. Aylwin holds a degree in law from the Universidad de Chile and an LLM from the University of Notre Dame. Mr. Aylwin has extensive experience in the natural resources sector. Mr. Aylwin is also a partner at the law firm Aylwin, Mendoza, Luksic, Valencia Abogados in Santiago, Chile, where he represented mining, chemical and oil and gas companies in numerous transactions. From 2006 until 2011, he served as Lead Manager and General Counsel at BHP Billiton, Base Metals, where he was in charge of legal and corporate governance matters on BHP Billiton’s projects, operations and natural resource assets in South America, North America, Asia, Africa and Australia.

Committee Memberships

Nomination Committee - Chairman

Shares and Share Equivalents Held

Common Shares                    343,015

Robert A. Bedingfield

Age: 71

Florida,

USA

Director Since:

March 2015

Robert A. Bedingfield has been a member of our board of directors since March 2015. He holds a degree in Accounting from the University of Maryland and is a Certified Public Accountant. Until his retirement in June 2013, he was one of Ernst & Young’s most senior Global Lead Partners with more than 40 years of experience, including 32 years as a partner in Ernst & Young’s accounting and auditing practices, as well as serving on Ernst & Young’s Senior Governing Board. He has extensive experience serving Fortune 500 companies; including acting as Lead Audit Partner or Senior Advisory Partner for Lockheed Martin, AES, Gannett, General Dynamics, Booz Allen Hamilton, Marriott and the US Postal Service. Since 2000, Mr. Bedingfield has been a Trustee, and at times an Executive Committee Member, and the Audit Committee Chair of the University of Maryland at College Park Board of Trustees. Mr. Bedingfield served on the National Executive Board (1995 to 2003) and National Advisory Council (since 2003) of the Boy Scouts of America. Since 2013, Mr. Bedingfield has also served as Board Member and Chairman of the Audit Committee of NYSE-listed Science Applications International Corp (SAIC).

Committee Memberships

Audit Committee - Chairman

Nomination Committee - Member

Shares and Share Equivalents Held

Common Shares                   99,558

6    ANNUAL GENERAL MEETING

Jamie B. Coulter

Age: 79

Wichita, Kansas,

USA

Director Since:

May 2017

Jamie B. Coulter is a well-respected businessman, who has spearheaded the growth of a variety of businesses in diverse sectors. He holds a business degree from Wichita State University and is a graduate of the Stanford University Executive Program. Mr. Coulter currently serves as Managing Member of Coulter Enterprises LLC., a private investment firm. Mr. Coulter has been an investor in GeoPark since 2006. Mr. Coulter has more than 46 years of experience in the food retail and restaurant business, serving as Chief Executive Officer of Lone Star Steakhouse & Saloon and having developed and operated Pizza Hut and Kentucky Fried Chicken restaurants. Mr. Coulter is a former Restaurants & Institutions CEO of the year. Mr. Coulter has operating and investment experience in the oil and gas business, including the founding of Sunburst Exploration, a US upstream oil and gas company that he built throughout the 1980s and sold in 1994. Mr. Coulter also has been an active participant as an investor in North American shale plays during the last ten years. Mr. Coulter currently serves as a Director of the Federal Law Enforcement Foundation Realm Cellars, Geo Wealth Management, and Browne Family Wines LLC (formerly Cirq Estates, and KB Wines) and is a member of the Board of Trustees for HCA Wesley Medical Center, and has previously served on a number of boards of directors, including as a Director of Jimmy Johns LLC, Chairman of the Board of the International Pizza Hut Franchise Holders’ Association, a member of the Board of Advisors of The Wichita State University Center for Entrepreneurship and a member of the Board of Trustees for the University of Kansas School of Business, among others.

Committee Memberships

Compensation Committee - Member

Shares and Share Equivalents Held

Common Shares                     929,650

Constantin Papadimitriou

Age: 59 Switzerland

Director Since:

May 2018

Constantin Papadimitriou has been a member of our board of directors since May 2018. He is a respected and successful international investor and businessman, with more than 30 years of investment experience in global capital markets and in resource and industrial projects and was an early investor in GeoPark. Mr. Papadimitriou is currently CEO of General Oriental Investments S.A., the Investment Manager of the Cavenham Group of Funds. Previously, he was CEO of Cavamont Geneva. During his tenure at the Cavamont group, Mr. Papadimitriou was responsible for Treasury Management, the Private Equity Portfolio as well as representing the group on the Boards of associated companies including investments in the oil and gas, mining, real estate and gaming sectors (including Basic Petroleum, a Nasdaq-listed Guatemalan oil and gas company). He is also founding partner of Diorasis International, a company focusing on investments in Greece and the broader Balkans and he also chairs the Greek Language School of Geneva and Lausanne. Mr Papadimitriou holds an Economics and Finance degree and a post-graduate Diploma in European Studies from Geneva University.

Committee Memberships

Audit Committee - Member

Compensation Committee - Member

Shares and Share Equivalents Held

Common Shares                  29,870

ANNUAL GENERAL MEETING    7

Auditors (Resolution 9)

The Company, at each general meeting, appoints auditors to hold office until the close of the next such meeting. Accordingly, every year the Audit Committee analyses the performance and independence of the external auditor of the Company. During 2019 management agreed that as the audit for the Company’s consolidated financial statements for the fiscal year ending December 31, 2019 was the 10-year audit to be performed by Price Waterhouse & Co. S.R.L., it was good practice to propose a rotation for 2020. The decision to change accountants was approved by the Audit Committee and subsequently, by the Board. Accordingly, Price Waterhouse & Co. S.R.L was not selected for reelection for another term.

After a fulsome competitive process to select the Company’s independent auditor, in which several public accounting firms participated; Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) has been selected and invited to act as independent auditors of the Company until the close of the next meeting and they have accepted such appointment.

Therefore, it is proposed by Resolution 9 to appoint Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) as independent auditors to the Company to hold office until the close of the next such meeting.

Auditors Remuneration (Resolution 10)

Resolution 10 authorizes the Audit Committee to fix the remuneration of the Auditors of the Company.

Recommendation

Your Directors consider that the proposals described in this letter are in the best interests of the Company and therefore of the Shareholders as a whole and unanimously recommend Shareholders to vote in favour of all the resolutions to be proposed at the AGM, as they intend to do in respect of their beneficial holdings representing, in aggregate, 33,38%2 of the issued share capital of the Company.

Yours sincerely,

Gerald E. O’Shaughnessy,

2 As of March 10, 2020.

8    ANNUAL GENERAL MEETING

ANNUAL GENERAL MEETING

Bermuda, 07 May 2020

WWW.GEO-PARK.COM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: March 25, 2020